Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 4:   Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

✗☐☐Yes   **X**☐☐No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

~~Throughout this Form ATS-N the Broker-Dealer Operator, CODA Markets, Inc., is referred to as "CODA Markets" and the NMS Stock ATS is referred to as "CODA".~~

~~As disclosed in CODA Markets' disclosure document which is distributed, at a minimum, annually to Subscribers, CODA Markets has a payment for order flow arrangement in the form of a profit-sharing agreement with ACS Execution Services LLC ("ACS") that in some instances executes trades on a net basis. CODA Markets receives a portion of the profits that ACS earns with respect to the order flow sent by CODA FLARE ("FLARE") to ACS. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). ACS is also a Subscriber to CODA and may send orders to CODA for execution through FLARE. CODA Markets and ACS do not have a preferential routing arrangement, and CODA Markets and ACS are under no obligation to send any orders to each other. Any orders that are sent to CODA by ACS that are seeking liquidity for orders routed to ACS by FLARE are not eligible for trading in CODA. If executed by CODA Markets, such orders are executed exclusively through FLARE pursuant to ACS's FLARE routing strategy at away markets.~~

~~Additionally, CODA Markets is a subscriber to or participant via FLARE of Trading Centers operated by a number of its other Subscribers. These arrangements are subject to per executed share fee schedules that may include rebates, charges or be free of charge for and paid by the Subscriber when trading on CODA, or for and paid by CODA Markets when executing via FLARE at the away Trading Center. In all cases, neither CODA Markets nor the Subscribers that operate these other Trading Centers are under any obligation to send orders to CODA or the Subscribers' Trading Center. To the extent that such Subscribers participate in CODA, these Subscribers do not receive preferential treatment.~~

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

X☐☐Yes☐☐No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Throughout this Form ATS-N the Broker-Dealer Operator, CODA Markets, Inc., is referred to as "CODA Markets" and the NMS Stock ATS is referred to as "CODA".

CODA PULSE ("PULSE") is a downloadable application available to CODA Markets Subscribers and Sponsored Users, referred to collectively in this Form as "Participants". The application delivers symbol-only Auctions Alerts to users at the start of each CODA BLOCK on-demand auction. PULSE is available for download upon request at no cost. Enablement is controlled via CODA's internal system and operations team. PULSE users are expected to already have or be in the process of establishing order entry access to CODA. PULSE users agree to neither reproduce nor engage in unauthorized redistribution of the software. CODA Markets can suspend and terminate a PULSE user's access to PULSE at its discretion, described further in Part III, Item 3. PULSE provides no functionality to submit orders to CODA or other markets and does not transmit any order or execution data. Additional product information on PULSE is available in Part III, Item 11(c).

Item 6:   Activities of Service Providers

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

X☐☐Yes   ☐☐No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

PDQ is the sole-shareholder of CODA Markets, Inc. PDQ provides ongoing administrative, accounting, technical, compliance, analytical research and operational support to CODA Markets and CODA as described throughout Part III, Item 11. Development of and any maintenance to the LPRC and LPR, discussed in Part II, Item 5(c) are examples of ongoing support provided by PDQ to CODA Markets. CODA Markets personnel are employees of PDQ.

PICO Quantitative Trading, LLC ("PICO") and SpiderRock Gateway Technologies ("SpiderRock") provide market data to CODA. PICO is CODA's primary market data provider. SpiderRock is CODA's backup market data provider. CODA's usage of market data is discussed in detail in Part III, Item 23.

QUODD Financial Information Services, Inc. ("QUODD") provides reference market data services to CODA. The reference data provided by QUODD is for individual Reg NMS stocks and includes capitalization, sector, consolidated volumes and official closing prices. QUODD data is received daily and in file form. CODA's uses QUODD data historically and as an input for the market capitalization-based minimum quantity requirements, as discussed in Part III, Item 11 (c).

Merrill Broadcort, a division of BofA Securities Inc., provides clearing services to CODA Markets and CODA via a fully disclosed clearing agreement. CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.

CODA Markets maintains a fully disclosed clearing agreement with Electronic Transaction

Clearing, Inc. At this time the account is~~ used exclusively for a portion of trades executed at and by away markets through FLARE~~ inactive, but CODA Markets can use Electronic Transaction Clearing, Inc. as a back-up or for a portion of CODA's executed volume. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.

~~CODA has contracted with several consultants ("Consultants") including CODA Markets General Counsel and Financial and Operations Principal ("FINOP"). CODA's FINOP is a Registered Person with CODA Markets and not an employee of CODA Markets or PDQ.~~

~~RegTec, LLC ("RegTec") is contracted by CODA Markets to support the CODA Markets compliance department. RegTec responsibilities include review of emails and other electronic correspondence according to CODA Markets' regulatory requirements. CODA Markets Compliance Department confirms the reviews by RegTech and addresses escalated items, if applicable. RegTec's work with CODA Markets is subject to a confidentiality agreement.~~

~~The Karn Group, Inc. ("Karn") is contracted by CODA Markets to receive order and execution data to produce public reports through the Karn platform. Those reports include regulatory reports such as those required by Rules 605 and 606. Karn's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.~~

~~My Virtual Business Unit, LLC ("MYVBU") is contracted by CODA Markets to provide monthly services in accounting, data analysis and pre-market open system checks. MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work with CODA Markets is subject to a confidentiality agreement.~~

Service and support teams provided by the data centers at which the CODA systems reside (mentioned in Part I) can, if needed, provide on-site support to the CODA hardware systems as directed by CODA Markets or PDQ. Service and support teams provided by the data centers do not have access to any confidential trading information.

Item 7:   Protection of Confidential Trading Information

    d.   Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Management, including the President and Chief Operating Office have oversight responsibilities of CODA, CODA Markets, and its parent, PDQ requiring access to both real-time and post-trade data.

The Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets responsibilities that require access to real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of CODA Markets; compliance program, supervisory reviews and testing, trade surveillance, research, investigation and the preparation and analysis of trade data.

The Sales unit, comprised of a sales manager, business development and institutional support roles, requires real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.

The Technology unit is comprised of a Chief Technology Officer, a team of developers and network engineers. Their responsibilities include oversight of the CODA and PDQ platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team.

The Operations team is the first point of contact for intraday client and trade support. Access to real-time and post-trade data is essential to provide CODA Participants with fast and efficient support while resolving any issues. The Operations team monitors system performance throughout the day as well.

The data research team, referred to as ALISA is responsible for building and using tools to analyze the value and efficiencies of CODA Markets' product offering. Additionally, the ALISA team assists in the development of products incorporated into CODA. Access to real-time and post-trade data is required to thoroughly and accurately analyze CODA's data in a manner that maximizes the value it can provide to the CODA Markets product offering and its Participants.

The Accounting unit is responsible for invoicing, audits, accounts payable and financial reconciliation. As a result, the accounting unit has limited access to post-trade data, but not real-time data.

RegTec, LLC ("RegTec") is contracted by CODA Markets to support the CODA Markets compliance department. RegTec responsibilities include review of emails and other electronic correspondence according to CODA Markets' regulatory requirements. CODA Markets Compliance Department confirms the reviews by RegTech and addresses escalated items, if applicable. RegTec's work with CODA Markets is subject to a confidentiality agreement.

S3 Matching Technologies LP ("S3") is contracted by CODA Markets to receive order and execution data to produce public reports through the S3 platform. Those reports include regulatory reports such as those required by Rules 605 and 606. S3's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.

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The Karn Group, Inc. ("Karn") is contracted by CODA Markets to receive order and execution data to produce public reports through the Karn platform. Those reports include regulatory reports such as those required by Rules 605 and 606. Karn's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.

My Virtual Business Unit, LLC ("MYVBU") is contracted by CODA Markets to provide monthly

services in accounting, data analysis and pre-market open system checks. MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work with CODA Markets is subject to a confidentiality agreement.

~~As disclosed in Part II, Item 6 (b),~~ CODA Markets' General Counsel is not an employee of CODA Markets or PDQ. General Counsel and any other legal counsel for CODA Markets may need and have access to all forms of confidential trading information in order to perform their duties. All legal counsel are bound by professional obligations of confidentiality.

~~As disclosed in Part II, Item 6 (b),~~ CODA Markets' FINOP is a non-employee consultant that is also registered with CODA Markets. CODA Markets' FINOP has access to limited post-trade data as needed and in order to perform his or her duties as FINOP.

Part III: Manner of Operations

Item 22: Clearance and Settlement

a.   Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

CODA utilizes BofA Securities, Inc. (Broadcort division) for clearing and settlement. All trades on the ATS are submitted to and cleared by BofA Securities, Inc. (Broadcort division). For both CODA MICRO and CODA BLOCK, BofA Securities, Inc. submits transactions to NSCC for clearance and DTCC for settlement. Subscribers to the ATS, both broker-dealers and qualified institutions, must have arrangements with a clearing firm.

Executions that occur via FLARE (router) are also submitted to and cleared by BofA Securities, Inc. (Broadcort division) or Electronic Transaction Clearing, Inc.

CODA Markets has an additional clearing arrangement with Electronic Transaction Clearing, Inc. to clear and settle transactions as described above with BofA Securities, Inc. At this time, CODA Markets does not clear any CODA ATS trades with Electronic Transaction Clearing, Inc. Should CODA Markets decide to clear ~~all or a portion of~~ CODA ATS trades via Electronic Transaction Clearing Inc., or use the arrangement as a backup, CODA Markets will provide advance notice to Subscribers and file an amendment to Form ATS-N.